[Ladder Capital Letterhead]

February 16, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia G. Barros, Esq.
Mr. Phillip L. Rothenberg, Esq.

Re:	Ladder Capital Realty Finance Inc. (the “Company”)
Withdrawal Request: Registration Statement on Form S-11
File No. 333-160667

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-160667), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2009.

In light of market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities were sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Clifford Chance US LLP (either Larry P. Medvinsky at 212-878-8149 or Anthony A. Lopez III at 212-878-4950).

Sincerely,

Ladder Capital Realty Finance Inc.

By:	/s/ Brian R. Harris
Name:	Brian R. Harris
Title:	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)